BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

September 19, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Cora Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 4, 2003:

A. Copy of the Issuer's Annual Report on Form 16 as of March 26, 2003.

B. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended June 30, 2003 with relevant Quarterly report on BC Form 51-901F

C. Copies of news releases issued during the relevant period.

D. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

82-4571

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

CORA RESOURCES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

DO NOT MAIL THIS FORM

This form must be filed on the Internet. See reverse for details.

Filing Fee: $35
A BC Online service fee of $1.61 applies.

C ACCESS CODE
23899685

D CERTIFICATE OF INCORPORATION NUMBER
230487

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1981 MARCH 26

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2003 MARCH 26

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
ADDIE,	ROBERT KEVIN	1250 WEST 40TH AVE VANCOUVER BC	V6M1V4
BROOKS,	DOUGLAS B.	4403 RANGER AVE NORTH VANCOUVER BC	V7R3L1
HUGHES,	RON	7430 MARK CRESCENT BURNABY BC	V5A1Z3
RIDD,	IRVIN	24 OCEAN POINT DR WEST VANCOUVER BC	V7W3G7

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BROOKS, PRESIDENT, CEO, CFO	DOUGLAS B.	4403 RANGER AVE NORTH VANCOUVER BC	V7R3L1

Note: Please sign and date on last page

Corporate and Personal Property Registries
Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
230487

CORA RESOURCES LTD.

Please check this form for any errors or ommissions.

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
DRINOVZ, SECRETARY	LEETA M.	407 2173 W 6TH AVE VANCOUVER BC	V6K1V5

K CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED YYYY MM DD: 2003 08 15

82-4571

03 SEP 30 7:21

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedule B and C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CORA RESOURCES LTD.	June 30, 2003	03/08/28

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1L6	604-669-5886	604-669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	Director	604-669-5819

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
None	None

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Ron Hughes"	RON HUGHES	03/08/28
"Irvin Ridd"	IRVIN RIDD	03/08/28

(Electronic signatures should be entered in "quotations")

CORA RESOURCES LTD.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002
(Unaudited – Prepared by Management)

1

CORA RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
June , 2003 and December 31, 2002
(Unaudited – Prepared by Management)

	(Unaudited) 2003	(Audited) 2002
ASSETS		
Current		
Cash	$ 1,597	$ 1,329
Accounts receivable	3,621	3,190
Prepaid expenses	4,125	3,000
	9,343	7,519
Capital assets – Note 3	1,106	1,253
	$ 10,449	$ 8,772
LIABILITIES		
Current		
Accounts payable – Note 4	$ 678,507	$ 604,907
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	3,175,851	3,175,851
Deficit	(3,843,909)	(3,771,986)
	(668,058)	(596,135)
	$ 10,449	$ 8,772

APPROVED BY THE DIRECTORS:

"Irvin Ridd" ____________, Director

"Ron Hughes" ____________, Director

SEE ACCOMPANYING NOTES

CORA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months and six months ended June 30, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Administrative Expenses				
Accounting, audit and legal fees	$ 7,191	$ 7,650	$ 8,091	$ 11,407
Amortization	74	97	147	195
Consulting	-	-	-	1,050
Transfer agent and filing fees	1,533	5,348	2,927	9,566
Interest	13,377	12,028	25,954	19,447
Management fees	7,500	7,500	15,000	15,000
Office, rent and miscellaneous	10,498	20,503	19,804	26,550
Net loss for the period	(40,173)	(53,126)	(71,923)	(83,215)
Deficit, beginning of period	(3,803,736)	(3,631,140)	(3,771,986)	(3,601,051)
Deficit, end of period	$ (3,843,909)	$ (3,684,266)	$ (3,843,909)	$ (3,684,266)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

SEE ACCOMPANYING NOTES

CORA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months and six months ended June 30, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Operating Activities				
Net loss for the period	$ (40,173)	$ (53,126)	$ (71,923)	$ (83,215)
Add items not involving cash:				
Amortization	74	97	147	195
	(40,099)	(53,029)	(71,776)	(83,020)
Changes in non-cash working capital item related to operations:				
Accounts receivable	1,185	(2,633)	(431)	(1,264)
Prepaid expenses	561	-	(1,125)	-
Accounts payable	39,409	57,032	73,600	85,542
Increase (decrease) in cash during the period	1,056	1,370	268	1,258
Cash, beginning of period	541	503	1,329	615
Cash, end of period	$ 1,597	$ 1,873	$ 1,597	$ 1,873
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

CORA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the three months and six months ended June , 2003 and 2002
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2002 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2002 financial statements.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned inactive subsidiary Cora Online Resources Ltd., and its wholly owned inactive subsidiary, Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

(b) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable and accounts payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the following annual rates and methods:

Computer equipment	30% declining balance, one-half rate in the year of acquisition
Office furniture	20% declining balance, one-half rate in the year of acquisition

(d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(e) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(f) Stock-based Compensation

From time-to-time, the Company grants stock options in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees

Note 2 Summary of Significant Accounting Policies – (cont'd)

with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

Note 3 Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 1,342	$ 976	$ 366	$ 522
Office furniture	1,388	648	740	926
	$ 2,730	$ 1,624	$ 1,106	$ 1,448

Note 4 Related Party Transactions

At June 30, 2003 accounts payable included $2,000 (2002: $Nil) owed to a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:	Number	$
Balance, June 30, 2003, December 31, 2002, and 2001	10,075,864	3,175,851

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

_____ Schedule A

__X__ Schedule B and C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CORA RESOURCES LTD.	June 30, 2003	03/08/28

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1L6	604-669-5886	604-669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	Director	604-669-5819

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
None	None

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Ron Hughes"	Ron Hughes	03/08/28
"Irvin Ridd"	IRVIN RIDD	03/08/28

(Electronic signatures should be entered in "quotations")

CORA RESOURCES LTD.
QUARTERLY REPORT - FORM 51
for the six months ended June 30, 2003
(Unaudited – Prepared by Management)

Schedule A: Financial Information
– See attached financial statements

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs for the current fiscal year-to-date:

   Administrative Expenses
   – See attached financial statements

2. Related Party Transactions

   Aggregate amount of expenditures made to parties not at arm's-length $ Nil

3. Summary of securities issued and options granted during the period:
   For the current fiscal year to date.
   a) Summary of common shares issued during the period: Nil
   b) Summary of options granted during the period: Nil

4. Summary of securities as at end of the reporting period:
   a) Authorized share capital:
      – See Note 5 of the Financial Statements
   b) Number and recorded value for shares issued and outstanding:
      – See Note 5 of the Financial Statements
   c) Summary of option, warrants and convertible securities outstanding: *Nil*
   d) Total number of shares in each class of shares subject to escrow or pooling *agreements*: Nil

5. Directors and officers: Douglas Brooks, President and Director
   Irvin Ridd, Director
   Ron Hughes, Director
   Kevin Addie, Director
   Leeta Drinovz, Secretary

Schedule C: Management Discussion
– See attached

CORA RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the six months ended June , 2003
(Unaudited – Prepared by Management)

Schedule C: Management Discussion and Analysis

Results of Operations

Cora Resources Ltd. (the "Issuer")incurred a net loss of $71,923 ($0.01 per share) for the period ended June 30, 2003, as compared to a loss of $83,215 ($0.01 per share) for the period ended June 30, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures and interest charges.

Acquisition of Interactive Games

On February 27, 2002, the Issuer announced it had entered into a letter of intent with Cyber-Cinema Interactive Inc. ("Cyber"), a British Columbia company based in Vancouver, B.C., Canada for the acquisition by Cora from Cyber of nine full motion video ("FMV") interactive games in consideration of 1,000,000 post-consolidation shares of the Issuer at a deemed price of $1.00 per share. The games require refurbishing and upgrading to DVD format to be marketable, which the Issuer proposed to undertake.

Subsequent to June 30, 2003, on August 22, 2003 the Issuer announced that it will not be proceeding with the change of business through the acquisition of Cyber and the related $10,000,000 private placement.

Corporate Reorganization

The Issuer is proceeding with the consolidation of its share capital on a 3 old for 1 new basis and the change of its name from Cora Resources Ltd. to Cora Ventures Inc. as announced January 28, 2002 and approved by the shareholders on February 25, 2002.

Management

The Issuer's Board of Directors consists of I. Ridd, D. Brooks, K. Addie and R. Hughes. Mr. Brooks acts as President.

Inactive Status

TSX Venture Exchange, pursuant to its policies, declared the Issuer inactive on November 21, 2000. The Issuer filed its reactivation plan, which was accepted, and was given until May 22, 2002 to complete its reactivation. With the announcement of the proposed change of business on February 28, 2002, the Issuer's shares were halted from and its shares resume trading on August 28, 2003.

On August 18, 2003 the Issuer was transferred to NEX board of the TSX Venture Exchange.

Investor Relation Activities

No investor relation activities were undertaken on behalf of the Issuer during the six months ended June 30, 2003. The Issuer conducted investor relation activities through its directors.

CORA RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the six months ended June 30, 2003
(Unaudited – Prepared by Management)

Schedule C: Management Discussion and Analysis – (cont'd)

Liquidity and Continuing Operations

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital.

If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations

Outlook

The Issuer is currently focusing its efforts on implementing the share consolidation and change of name.

The Issuer's Board of Directors is also reviewing possible acquisitions focusing on natural resources opportunities.

Cora has retained G.P. Technologies Inc. of Burnaby, British Columbia to assist with the evaluation and negotiation of potential acquisitions in the emerging technology and internet fields. G.P. Technologies will be paid a finder's fee if an agreement is successfully concluded.

82-4571

03 SEP ... 7:21

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

August 22, 2003

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

CHANGE OF BUSINESS CANCELLED

Cora Resources Ltd. announces that it will not be proceeding with the change of business through the acquisition of CyberCinema Interactive Inc. and the related $10,000,000 private placement of special warrants announced on February 27, 2002. The Company will also not be proceeding with the $400,000 private placement financing announced on February 6, 2002.

The Company announces that it is proceeding with a name change and three old for one new share consolidation as approved by members and announced January 28, 2002.

CORA RESOURCES LTD.

"Leeta Drinovz"
Leeta Drinovz, Secretary

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

August 29, 2003

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

NEWS RELEASE

Cora Resources Ltd. announces today the results from its unaudited interim financial statements for the six month period ended June 30, 2003. Cora Resources Ltd. incurred a net loss of $71,923 ($0.01 per share) for the period ended June 30, 2003, as compared to a loss of $83,215 ($0.01 per share) for the period ended June 30, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures and professional fees.

CORA RESOURCES LTD.

"Leeta Drinovz"
Leeta Drinovz, Secretary

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4571

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 4, 2002

Item 3. **Press Release**

Press Release dated December 4, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer gives an update on its proposed change of business to interactive home entertainment and an earlier announced financing and share consolidation.

Item 5. **Full Description of Material Change**

The Issuer announces that its proposed change of business to interactive home entertainment through the acquisition, marketing and development of interactive full motion video games is progressing. In connection with the proposed acquisition, the Issuer has prepared an offering memorandum and is proceeding with the proposed private placement of its securities to raise up to $10,000,000 which will consist of the sale of up to 10,000,000 special warrants at a price of $1.00 per special warrant.

The Issuer is also proceeding with the consolidation of its share capital on a 3 old for 1 new basis and a change of its name to Cora Ventures Inc.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 4th day of December, 2002.

Douglas Brooks, President

82-4571

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 16, 2002

Item 3. **Press Release**

Press Release dated December 16, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that the private placement previously announced February 6, 2002 has been amended.

Item 5. **Full Description of Material Change**

The Issuer announces that the private placement previously announced February 6, 2002 has been amended. It has now agreed to increase the private placement of its securities to raise a total of $700,000 which will consist of the sale of 7,000,000 post-consolidation units at $0.10 per unit, each unit consisting of one post-consolidation common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional post-consolidation common share of the Issuer at a price of $0.10 per share. The private placement is subject to the Issuer receiving the necessary approvals for its proposed three old for one new share consolidation.

The proceeds of the private placement will be used for payment of debt and general corporate purposes.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 16th day of December, 2002.

Leeta Drinovz, Secretary

82-4571

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 16, 2003

Item 3. **Press Release**

Press Release dated January 16, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer gives an update on its proposed change of business to interactive home entertainment and an earlier announced financing and share consolidation.

Item 5. **Full Description of Material Change**

The Issuer announces that its proposed change of business to interactive home entertainment through the acquisition, marketing and development of interactive full motion video games is progressing. In connection with the proposed acquisition, the Issuer has prepared an offering memorandum and is proceeding with the proposed private placement of its securities to raise up to $10,000,000 which will consist of the sale of up to 10,000,000 special warrants at a price of $1.00 per special warrant.

The Issuer is also proceeding with the consolidation of its share capital on a 3 old for 1 new basis and a change of its name to Cora Ventures Inc.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 16th day of January, 2003.

Douglas Brooks, President

82-4571

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 3, 2003

Item 3. **Press Release**

Press Release dated February 3, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer gives an update on its proposed change of business to interactive home entertainment and an earlier announced financing and share consolidation.

Item 5. **Full Description of Material Change**

The Issuer announces that its proposed change of business to interactive home entertainment through the acquisition, marketing and development of interactive full motion video games is progressing. In connection with the proposed acquisition, the Issuer has prepared an offering memorandum and is proceeding with the proposed private placement of its securities to raise up to $10,000,000 which will consist of the sale of up to 10,000,000 special warrants at a price of $1.00 per special warrant.

The Issuer is also proceeding with the consolidation of its share capital on a 3 old for 1 new basis and a change of its name to Cora Ventures Inc.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 3rd day of February, 2003.

Douglas Brooks, President

82-4571

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

August 22, 2003

Item 3. Press Release

Press Release dated August 22, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that it will not be proceeding with a change of business and two private placement financings. The Issuer is proceeding with a name change and share consolidation.

Item 5. Full Description of Material Change

The Issuer announces that it will not be proceeding with the change of business through the acquisition of CyberCinema Interactive Inc. and the related $10,000,000 private placement of special warrants announced on February 27, 2002. The Issuer will also not be proceeding with the $400,000 private placement financing announced on February 6, 2002.

The Issuer announces that it is proceeding with a name change and three old for one new share consolidation as approved by members and announced January 28, 2002.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 26th day of August, 2003.

"Leeta Drinovz"
Leeta Drinovz, Secretary

82-4571

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Cora Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 29, 2003

Item 3. **Press Release**

Press Release dated August 29, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its unaudited interim financial statements for the six-month period ended June 30, 2003.

Item 5. **Full Description of Material Change**

The Issuer announces the results from its unaudited interim financial statements for the six-month period ended June 30, 2003. The Issuer incurred a net loss of $71,923 ($0.01 per share) for the period ended June 30, 2003, as compared to a loss of $83,215 ($0.01 per share) for the period ended June 30, 2002. The decrease in net loss for the most recent fiscal period was due primarily to a decrease in administrative expenditures and professional fees.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of September, 2003.

Douglas Brooks, President